Notice of Availability of Proxy Materials

for Metalla Royalty & Streaming Ltd.'s

Annual General Meeting

Meeting Date and Time: June 23, 2026, 10:00 am (Pacific Time)

Location:  Suite 2700, 1133 Melville Street, Vancouver, BC V6E 4E5

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online.  This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://www.metallaroyalty.com/

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost.  Requests for paper copies must be received by June 9, 2026, in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials, you may contact our transfer agent, Odyssey Trust Company, via  https://odysseytrust.com/ca-en/help/ or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1. Number of Directors: To set the number of directors to be elected at the Meeting at seven (7). See the section titled "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Management Information Circular.

2. Election of Directors: To elect the directors of the Corporation for the ensuing year. See the section titled "Particulars of Matters to be Acted Upon - Election of Directors" in the Management Information Circular.

3. Appointment of Auditors: To appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year at a remuneration to be approved by the board of directors. See the section titled "Particulars of Matters to be Acted Upon - Appointment and Remuneration of Auditor" in the Management Information Circular.

4. Share Compensation Plan: To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation's Share Compensation Plan. See the section titled "Particulars of Matters to be Acted Upon -  Approval of Share Compensation Plan" in the Management Information Circular.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form.  Your Proxy or Voting Instruction Form must be received by 10:00 am (PST), on June 19, 2026.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.